Triple Double Crown, LLC

Balance Sheet — As of December 31, 2024

Assets

Current Assets

Cash – Basic Business Checking (Acct #200000520029) $70.00
Total Current Assets $70.00

Total Assets $70.00

Liabilities

Current Liabilities $0.00
Total Liabilities $0.00

Owner's Equity

Owner's Equity, beginning of year (per 2023 BS) $70.00
2024 Net Change $0.00
Total Owner's Equity $70.00
Total Liabilities & Equity $70.00

Notes:
• All 2024 monthly bank statements reflect a constant balance of $70.00, with no credits or debits recorded.
• No additional liabilities, income, or expenses were recorded during the year.
• The December 2024 ending bank balance remains $70.00.

Exhibit B.5